SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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IN THE MATTER OF ENERGY EAST CORPORATION et al. File No. 70-9901 (Public Utility Holding Company Act of 1935)	CERTIFICATE PURSUANT TO RULE 24

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          The Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East, File No. 70-9901, were authorized by Order of the Securities and Exchange Commission (the "Commission") dated June 27, 2002 (the "Order"). Energy East hereby certifies the matter set forth below pursuant to Rule 24 of the rules under the Act:

(i)    That, on October 24, 2003, Energy East, through its indirect subsidiary,
       Energetix, Inc., a wholly-owned subsidiary of RGS Energy Group, Inc., sold Griffith Oil Co., Inc. ("Griffith") and all of Griffith's subsidiaries.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Energy East Corporation By: /s/ Robert D. Kump Name: Robert D. Kump Title: Vice President, Treasurer and Secretary
Dated: February 25, 2004